April 11, 2025

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Avenue
Suite 925
Austin, Texas 78701

        Re: Interactive Strength, Inc.
            Draft Registration Statement on Form S-1
            Submitted April 7, 2025
            CIK No. 0001785056
Dear Trent Ward:

        This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Erin Donahue at 202-551-6063 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing